UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Endeavour International Corporation

(Name of Applicant)

811 Main Street, Suite 2100

Houston, Texas 77002

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.75% Senior Secured Notes due 2020	$ 262.5 million aggregate principal amount plus amounts paid-in-kind and additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address of agent for service:	With a copy to:

Catherine L. Stubbs Endeavour International Corporation 811 Main Street, Suite 2100 Houston, Texas 77002 (813) 307-8794	Ted S. Waksman Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on December 29, 2014, is being filed on behalf of Endeavour International Corporation. This Amendment is being filed to file a revised Exhibit 25.1 and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Form T-3. All other information in the Form T-3 is unchanged and has been omitted from this Amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 29, 2014.

(SEAL)

COMPANY ENDEAVOUR INTERNATIONAL CORPORATION, a Delaware corporation

By:	/s/ Catherine L. Stubbs
Catherine L. Stubbs
Senior Vice President and Chief Financial Officer

Attest:	/s/ Lynn Willis
Lynn Willis

INDEX TO EXHIBITS

Exhibit T3A.1*	Certificate of Incorporation of Endeavour International Corporation, a Delaware corporation.

Exhibit T3B.1*	Bylaws of Endeavour International Corporation, a Delaware corporation.

Exhibit T3C.1*	Form of Indenture between Endeavour International Corporation, a Delaware corporation, the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent, for the 9.75% Senior Secured Notes due 2020.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1*	Disclosure Statement relating to the Plan of Reorganization of Endeavour International Corporation, a Nevada corporation, dated December 22, 2014.

Exhibit T3F.1*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as trustee under the Indenture to be qualified.

*	Previously filed.